1740 Broadway	T: 212.468.4800	www.dglaw.com
New York, NY 10019	F: 212.468.4888

Direct Dial: 212.468.4944

Personal Fax: 212.974.6969

Email: rnorton@dglaw.com

July 31, 2015

Cecelia Blye, Esq.,

Chief Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 0-16350

Dear Ms. Blye:

On behalf of WPP plc (the “Company”), this letter responds to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated July 6, 2015 (the “Comment Letter”) pertaining to the captioned report on Form 20-F. For ease of reference in this letter, the Commission’s comments contained in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All dollar amounts are in U.S. dollars unless otherwise indicated and are approximations, in part because some were originally calculated in other currencies.

1.	The website of your advertising network Ogilvy & Mather Advertising provides contact information for an office in Syria. You provide on pages 9 and 18 of the 20-F revenue figures for Africa and the Middle East, regions that include Sudan and Syria.

As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your letter to us dated March 12, 2013, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Cecelia Blye, Esq.

Securities and Exchange Commission

July 31, 2015

The Company’s Grey operating unit at one time had a business relationship with an entity in Sudan; that Sudanese entity was dissolved in 2011 and, since then, the Company has had no contacts in Sudan.

The limited activities that the Company has engaged in that are associated with Syria are described below. The discussion below is organized by principal operating unit. No operating unit of the Company other than those listed below has had any contacts with Syria since our letter to you dated March 12, 2013.

To put the activities in Syria in context, the Company’s overall revenues in 2014 were more than $18 billion.

JWT

The Company indirectly owns 40.2% of JWT Limited Liability, a Syrian company (“JWT LL”). JWT LL provides advertising services to clients in Syria. JWT LL’s revenues associated with these services were $87,000 in 2013, $64,000 in 2014 and $40,000 in the first half of 2015. The Company’s proportionate share of these revenues was $34,974 in 2013, $25,728 in 2014 and $16,080 in the first half of 2015. The Company has not received any dividends or distributions from JWT LL since 2010.

Ogilvy & Mather Worldwide

The Company owns a majority interest (60%) in Memac Ogilvy & Mather Holding Inc., a Panamanian company (“Memac”), which, in turn, directly owns a minority interest (49%) in Memac Ogilvy Droubi (“Droubi”), a Syrian company that commenced operations in August 2009 to provide advertising services to clients in Syria. Memac indirectly holds an additional 2% interest in Droubi through a nominee arrangement. The Company’s ultimate beneficial ownership of Droubi is therefore only 30.6%. Droubi’s revenues associated with these services were approximately $73,000 in 2013, $94,000 in 2014 and $50,000 in the first half of 2015. The Company’s proportionate share of these revenues was $14,892 in 2013, $27,234 in 2014 and $15,300 in the first half of 2015. None of Droubi’s revenue has been derived from governmental clients.

GroupM

MindShare MENA, a unit of the Company’s media investment management segment managed under the umbrella of GroupM, occasionally purchases media space in Syria. Mindshare MENA arranged media bookings in Syria of $26,799 in 2013, $232,374

Cecelia Blye, Esq.

Securities and Exchange Commission

July 31, 2015

in 2014, and $178,408 through June 30, 2015, but in each case agreed not to take a fee for these services. As such, there has been no revenue derived from Syria for Mindshare MENA or any other Group M company since our letter to you dated March 12, 2013.

2.	Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As noted above, the Company has no contacts with Sudan.

The Company does not believe that its contacts with Syria are material to its business. From a quantitative perspective, the Company’s contacts with Syria are negligible. Its aggregate 2014 revenues associated with contacts with Syria amounted to approximately $158,000 or less than .00001% of the Company’s overall 2014 revenues. Its aggregate net assets associated with its contacts with Syria amounted to approximately $260,000 at December 31, 2014, or less than 0.002% of the Company’s overall net assets at that date.

Given the quantitative insignificance of the contacts described above, and given that the contacts are focused exclusively on the provision of marketing communications services on behalf of multinational clients, the Company does not believe that its contacts with Syria pose any investment risk for its security holders from a qualitative perspective, including any risk of a potential material adverse impact on the Company’s reputation and share value.

* * * *

Cecelia Blye, Esq.

Securities and Exchange Commission

July 31, 2015

On behalf of the Company we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the annual report on Form 20-F; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecelia Blye, Esq.

Securities and Exchange Commission

July 31, 2015

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:    Andrea Harris, Esq.